SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 14, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

In connection with the potential debt offering of Partner Communications Company Ltd. (the "Company") previously announced by the Company on April 14, 2011, attached hereto and incorporated by reference herein are the following:

1.	Exhibit 99.1: Press Release issued by the Company, dated April 14, 2010, announcing that it is considering a potential debt offering in Israel.

2.
Exhibit 99.2: Informal English translation of announcement by Standard & Poor's Maalot dated April 14, 2011 with respect to its rating of additional Series C and/or Series D and /or Series E bonds of up to NIS 1.2 billion par value that may be issued by the Company.

3.	Exhibit 99.3: The 2010 audited annual report of 012 Smile Telecom Ltd. 012 Smile Telecom Ltd. was established in November 2009 and commenced its operations on January 31, 2010.

4.
Exhibit 99.4:  The unaudited pro forma condensed consolidated statement of financial position of the Company as of December 31, 2010 and the unaudited pro forma condensed consolidated statement of income of the Company for the year ended December 31, 2010.

The unaudited pro forma condensed consolidated statement of financial position has been prepared as though the Company's acquisition of 012 Smile Telecom Ltd. had occurred as of December 31, 2010. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2010 has been prepared as though the acquisition of 012 Smile Telecom Ltd. occurred as of January 31, 2010.The assumptions underlying the pro forma adjustments and limitations of such statements are described in the attached.

5.	Exhibit 99.5: The unaudited pro forma reconciliation between operating profit and EBITDA for the year ended December 31, 2010.

The unaudited pro forma reconciliation between operating profit and EBITDA for the year ended December 31, 2010 has been prepared as though the acquisition of 012 Smile Telecom Ltd. occurred on January 31, 2010 and consolidates the Company's figures for the year ended December 31, 2010 with 012 Smile's figures for the eleven month ended December 31, 2010.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: April 14, 2011